Exhibit 99.1
Alithya reports continued growth and record revenues for Q3 fiscal 2022
Q3-2022 Highlights
•Revenues increased 55.4% to $109.7 million, compared to $70.6 million for the same quarter last year. The percentage increase would have been 57.0% assuming a constant US$ exchange rate.
•Adjusted EBITDA(1) increased 97.0% to $4.5 million, or 4.1% of revenues, compared to $2.3 million, or 3.2% of revenues, for the same quarter last year.
•Gross margin increased 38.3% to $28.3 million, compared to $20.4 million for the same quarter last year.
•Gross margin for the third quarter, as a percentage of revenues, was 25.8%, or 28.1% when excluding the impact of the April 2021 acquisition of R3D Consulting Inc. ("R3D") (the "R3D Acquisition"), from 28.9% for the same quarter last year.
•Selling, general and administrative expenses as a percentage of revenues decreased to 22.8%, from 28.9% for the same quarter last year.
•Net loss decreased to $3.5 million, or $0.04 per share, compared to a net loss of $4.8 million, or $0.08 per share, for the same quarter last year.
•Q3 Bookings(1) reached $125.2 million, which translated into a Book-to-Bill Ratio(1) of 1.14 for the quarter, and on a trailing twelve months basis, Bookings(1) were $1,017.4 million, including the $600.0 million estimated value of the two long-term contracts signed as part of the R3D Acquisition, which translated into a Book-to-Bill Ratio(1) of 2.57.
•Solid financial position, with net cash generated from operating activities of over $10.1 million during the third quarter, $8.6 million of new secured loans to finance refundable tax credits, and the senior secured revolving credit facility usage decreasing from $56.2 million last quarter to $25.8 million.
•Successfully completed 27 enterprise cloud go-lives.
•After the closing of the quarter, acquisition of Vitalyst, a provider of best-in-class e-learning services and change enablement via an on-demand, subscription-based Adaptive Learning™ proprietary platform.
MONTREAL, CANADA (February 10, 2022) – Alithya Group inc. (TSX: ALYA) (NASDAQ: ALYA) (“Alithya” or the “Company”) reported today its results for the third quarter fiscal 2022 ended December 31, 2021. All amounts are in Canadian dollars unless otherwise stated.

|1

Summary of the financial results for the third quarter:

Financial Highlights (in thousands of $, except for margin percentages)	F2022-Q3	F2021-Q3
Revenues	109,713	70,606
Gross Margin	28,257	20,428
Gross Margin (%)	25.8%	28.9%
Adjusted EBITDA(1)	4,514	2,290
Adjusted EBITDA Margin(1) (%)	4.1%	3.2%
Net loss	(3,486)	(4,793)
(1)These are non-IFRS financial measures. Please refer to the “Non-IFRS Measures” section at the end of this press release and in the MD&A for more information and calculated amounts.
Quote by Paul Raymond, President and CEO, Alithya:
"I am very proud to report that Q3 saw another record quarter achievement in terms of revenues with over 55% year-over-year growth. It was also a quarter where we experienced a continuation of our industry leading organic growth, across all geographies. Despite impacts from employee downtime due to COVID, and well-deserved vacations for many of our people in December, we posted a record quarter for billable hours and enterprise cloud go-lives. In the US, our Oracle practice experienced its best quarter ever in terms of bookings, driven largely by the accelerated digital transformation timetables of clients in the healthcare sector.
Q3 also witnessed the completion of the operational and administrative integration of R3D. We also continue to ramp-up projects associated with the long-term contracts with Québecor and Beneva obtained in the context of this acquisition, which are to generate an estimated $600 million in total revenues, or more, over the next decade.
In terms of M&A activity, we are excited about our recently announced acquisition of Vitalyst, a US-based learning and workforce development company and award-winning Microsoft Gold Partner. Vitalyst’s flagship virtual training platform, Adaptive LearningTM, is very well positioned to capitalize on the recent expansion of the virtual training market, and the needs of teleworkers. This new offering will be a great complement to our enterprise cloud practice, enabling clients to accelerate the adoption of their digital investments.
In Q3, we hired 190 new employees to bolster our ranks, as we prepare for the exciting slate of new projects ahead of us. Of note, the number of job openings we posted in the third quarter increased by 92% compared to the same period a year earlier.
To summarize Q3, despite greater-than-usual non-billable hours around the quarter end, many indicators continue to validate our long-term strategy. We remain more focused than ever in delivering our strategic plan which aims to reach $600 million in revenue and 9% to 13% EBITDA(1) by the end of our 3-year cycle.”
|2

Third Quarter Results
Revenues
Revenues amounted to $109.7 million for the three months ended December 31, 2021, including $15.4 million from the R3D Acquisition, representing a $39.1 million increase, or 55.4%, from $70.6 million for the three months ended December 31, 2020. The percentage increase would have been 57.0% assuming a constant US$ exchange rate. Excluding the impact of the R3D Acquisition, revenues increased 33.5% over the same period, or 35.1% on a constant currency basis.
Revenues in Canada increased by $32.1 million, or 80.2%, to $72.1 million for the three months ended December 31, 2021, from $40.0 million for the three months ended December 31, 2020. Organic growth in all areas, the general recovery of activity levels, revenues of $15.4 million from the R3D Acquisition, and growth from the two long-term contracts signed as part of the R3D Acquisition, accounted for the bulk of the increase in revenues. All new customer contracts, including the two long-term contracts, and all new employees relating to R3D, and the corresponding revenues, have generally been recorded in other Canadian entities of the Group, in preparation for its administrative integration, resulting in a gradual transition of its activity levels until such integration was completed at the end of this quarter. On a sequential basis, revenues in Canada increased by $6.0 million, from $66.1 million for the second quarter of this year.
U.S. revenues increased by $6.1 million, or 22.2%, to $33.7 million for the three months ended December 31, 2021, from $27.6 million for the three months ended December 31, 2020. Organic growth in all areas of the business and the general recovery of activity levels was partially offset by the negative impact of foreign exchange variations between the periods. Revenues would have been $34.9 million with a constant US$ exchange rate, resulting in an organic increase in constant currency of 26.4%.
International revenues increased by 29.1%, to $3.8 million, from $3.0 million for the same quarter last year, due primarily to a general recovery of activity levels, partially offset by the negative impact of foreign exchange variations between the two periods.
Gross Margin
Gross margin increased by $7.9 million, or 38.3%, to $28.3 million for the three months ended December 31, 2021, from $20.4 million for the three months ended December 31, 2020. Gross margin as a percentage of revenues decreased to 25.8% for the three months ended December 31, 2021, from 28.9% for the three months ended December 31, 2020. However, excluding the impact of the R3D Acquisition, gross margin as a percentage of revenues would have amounted to 28.1% for the three months ended December 31, 2021.
As explained above, the percentage decrease was driven in part by decreased gross margin in Canada from the R3D Acquisition, whose revenues historically show a higher proportion from billable subcontractors, resulting in lower margins. Gross margin percentage also decreased in other areas of the business due to an increase in subcontractor revenues relative to revenues from permanent employees, a symptom of the tightening labor market, increased costs in certain customer projects in Canada and the U.S., and decreased software revenues, which carry higher margins.
|3

Selling, General and Administrative Expenses
As a percentage of consolidated revenues, total selling, general and administrative expenses amounted to 22.8% for the three months ended December 31, 2021, compared to 28.9% for the same period last year. Selling, general and administrative expenses totaled $25.0 million for the three months ended December 31, 2021, an increase of $4.6 million, or 22.4%, from $20.4 million for the three months ended December 31, 2020.
Adjusted EBITDA(1)
Adjusted EBITDA(1) amounted to $4.5 million for the three months ended December 31, 2021, representing an increase of $2.2 million, from $2.3 million for the three months ended December 31, 2020. The contribution from the R3D Acquisition and increased gross margin were partially offset by increased selling, general and administrative expenses. Adjusted EBITDA Margin(1) was 4.1% for the three months ended December 31, 2021, compared to 3.2% for the three months ended December 31, 2020.
Net Loss
Net loss for the three months ended December 31, 2021 was $3.5 million, an improvement of $1.3 million, from $4.8 million for the three months ended December 31, 2020. The decreased loss was driven by increased gross margin, partially offset by increased selling, general and administrative expenses, increased depreciation and amortization, increased net financial expenses, increased business acquisition and integration costs, and decreased income tax recovery in the three months ended December 31, 2021, compared to the three months ended December 31, 2020.
Liquidity and Capital Resources
During the quarter, Alithya entered into $8.6 million of new secured loans to finance refundable tax credits with Investissement Québec and the credit facility availability was increased to a maximum amount of $125.0 million.
Net cash from operating activities was $10.1 million in the three months ended December 31, 2021, including favorable changes in non-cash working capital items of $7.8 million, representing an increase from $0.9 million of net cash from operating activities for the same period last year.
Net bank borrowing(1) reached $14.0 million, a decrease from $21.1 million as at March 31, 2021. Total long-term debt as at December 31, 2021 increased by $6.6 million, to $61.6 million, from $55.0 million as at March 31, 2021, due primarily to the $10.0 million subordinated unsecured loan and the $8.6 million secured loans for the financing of refundable tax credits, partially offset by the recording of forgiveness of $6.0 million of the unsecured promissory notes under the PPP and a decrease of $5.3 million in drawings under Alithya's credit facility. The increase in total long-term debt was used to fund operations and resulted in a $1.8 million increase in cash.
|4

Nine-Month Results
Revenues increased to $317.9 million, compared to $209.7 million last year, excluding the R3D Acquisition, revenues increased to $266.9 million; gross margin was $85.1 million, or 26.8%, versus $59.6 million, or 28.4%, last year; Adjusted EBITDA(1) was $16.6 million, or 5.2%, compared to $6.4 million, or 3.0%, last year; operating loss was $7.5 million, compared to $14.4 million last year; and net loss was $8.3 million, or $0.10 per share, compared to $14.8 million, or $0.25 per share, last year, for similar reasons as reported for the third quarter.
Normal Course Issuer Bid Program ("NCIB")
On September 14, 2021, the Company announced the implementation of a NCIB. Under the NCIB, the Company is allowed to purchase for cancellation up to 5,462,572 Class A subordinate voting shares until September 19, 2022, representing 10% of the Company’s public float as of the close of markets on September 8, 2021. For further information, please refer to our September 15 press release announcing the NCIB.
During the nine months ended December 31, 2021, Alithya repurchased and cancelled 230,600 Class A subordinate voting shares under its share repurchase plan for a total cash consideration of $767,000.
Outlook
As the context surrounding the COVID-19 pandemic continues to evolve, management is encouraged by the continued strong Bookings(1) and strong demand from its clients. The Company’s priority remains the protection of its people, its clients and the Company. However, notwithstanding the ongoing pandemic, the Company has shown its ability to navigate the crisis and maintain focus on its strategic plan, which sets as a goal to consolidate its position as to become a North American digital transformation leader.
According to this plan, Alithya's consolidated scale and scope should allow it to leverage its geographies, expertise, integrated offerings, and position on the value chain to target the fastest growing IT services segments. Alithya's specialization in digital technologies and the flexibility to deploy enterprise solutions, and deliver solutions tailored to specific business objectives, responds directly to client expectations. More specifically, Alithya has established a three-pronged plan focusing on:
•Increasing scale through organic growth and strategic acquisitions
•Achieving best-in-class employee engagement
•Providing its investors, partners and stakeholders with long-term growing return on investment.
Subsequent Events
On January 31, 2022, Alithya acquired 100% of the issued and outstanding membership interest of Vitalyst, LLC (“Vitalyst”) ("Vitalyst Acquisition"), a US-based learning, employee experience and transformative change enablement business.
The Vitalyst Acquisiton was completed for total consideration of US$50.2 million ($64.0 million), including the assumption of the estimated IFRS 16 lease liabilities of US$3.2 million ($4.1 million), with US$46.0 million
|5

($58.5 million) paid in cash, subject to working capital and other adjustments, plus a potential earnout of up to US$1.0 million ($1.3 million) payable before May 31, 2023. The purchase price and related transaction costs were funded through a combination of a private placement of 6,514,658 Class A subordinate voting shares to a company controlled by a director and 1,628,664 Class A subordinate voting shares to Investissement Québec, in both cases at an issue market price of $3.07 per share, for aggregate gross proceeds of $25.0 million, a $7.5 million draw on the subordinate unsecured loan and availability under the Company's amended credit facility.
Forward-Looking Statements
This press release contains statements that may constitute “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other applicable U.S. safe harbours (collectively “forward-looking statements”). Statements that do not exclusively relate to historical facts, as well as statements relating to management’s expectations regarding the future growth, results of operations, performance and business prospects of Alithya, and other information related to Alithya’s business strategy and future plans or which refer to the characterizations of future events or circumstances represent forward-looking statements. Such statements often contain the words “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” “potential,” “should,” “project,” “target,” and similar expressions and variations thereof, although not all forward-looking statements contain these identifying words.
Forward-looking statements in this press release include, among other things, information or statements about: (i) our ability to generate sufficient earnings to support our operations; (ii) our ability to take advantage of business opportunities and meet our goals set in our three-to-five-year strategic plan; (iii) our ability to develop new business, broaden the scope of our service offerings and enter into new contracts; (iv) our strategy, future operations, and prospects; (v) our need for additional financing and our estimates regarding our future financing and capital requirements; (vi) our expectations regarding our financial performance, including our revenues, profitability, research and development, costs and expenses, gross margins, liquidity, capital resources, and capital expenditures; (vii) our ability to realize the expected synergies or cost savings relating to the integration of our business acquisitions, and (viii) the impact of the COVID-19 pandemic and related response measures on our business operations, financial results and financial position and those of our clients and on the economy in general.
Forward-looking statements are presented for the sole purpose of assisting investors and others in understanding Alithya’s objectives, strategies and business outlook as well as its anticipated operating environment and may not be appropriate for other purposes. Although management believes the expectations reflected in Alithya’s forward-looking statements were reasonable as at the date they were made, forward-looking statements are based on the opinions, assumptions and estimates of management and, as such, are subject to a variety of risks and uncertainties and other factors, many of which are beyond Alithya’s control, and which could cause actual events or results to differ materially from those expressed or implied in such statements. Such risks and uncertainties include but are not limited to those discussed in the section titled “Risks and Uncertainties” of Alithya’s Management’s Discussion and Analysis for the quarter ended December 31, 2021 and Management's Discussion and Analysis for the year ended March 31, 2021, as well as in Alithya’s other materials made public, including documents filed with Canadian and U.S. securities regulatory authorities from time to time and which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Additional risks and uncertainties not currently known to Alithya or that Alithya currently deems to
|6

be immaterial could also have a material adverse effect on its financial position, financial performance, cash flows, business or reputation.
Forward-looking statements contained in this press release are qualified by these cautionary statements and are made only as of the date of this press release. Alithya expressly disclaims any obligation to update or alter any forward-looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by applicable law. Investors are cautioned not to place undue reliance on forward-looking statements since actual results may vary materially from them.
Non-IFRS Measures
This press release includes certain measures which have not been prepared in accordance with IFRS. EBITDA, EBITDA Margin, Adjusted EBITDA, Adjusted EBITDA Margin, Net Bank Borrowing, Bookings and Book-to-Bill Ratio are non-IFRS measures. These measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS. Please refer to the Management’s Discussion and Analysis for the quarter ended December 31, 2021 for a description of such measures, a reconciliation to the most directly comparable IFRS financial measure and calculated amounts.
Conference Call
Alithya will hold a conference call to discuss these results on February 10, 2022 at 9:00 AM Eastern Time. Interested parties can join the call by dialing (888) 440-2069, conference ID: 1735627, or via webcast at https://www.icastpro.ca/ti2hb6. The conference call recording can be accessed via Alithya’s website under the Investors section, or directly at https://www.alithya.com/en/investors.
About Alithya
Alithya is a North American leader in strategy and digital transformation, employing a dedicated and highly skilled workforce of 3,600 professionals in Canada, the United States and internationally. Since its founding in 1992, Alithya’s capacity, size, and capabilities have continuously evolved, guided by a long-term strategic vision to become the trusted advisor of its clients. Alithya’s strategy is based on a plan of accelerated organic growth and complementary acquisitions to create a global leader. The company's integrated offer is based on four pillars of expertise: business strategies, enterprise cloud solutions, application services, and data and analytics. Alithya deploys leading-edge solutions, services, and skills as one of the most prominent consulting firms, driving successful digital change as a trusted advisor to customers in a variety of sectors, including financial services, manufacturing, renewable energy, telecommunications, transport and logistics, professional services, healthcare, government, and beyond. Alithya strives to be a model of corporate responsibility, professional equity, diversity, and inclusion, with a vibrant business culture that embraces social consciousness at its core. To learn more about Alithya, visit www.alithya.com.

|7

Source:
Benjamin Cerantola
Director of Communications
514 285-0006 # 6480
benjamin.cerantola@alithya.com

Note to readers: Management’s Discussion and Analysis and the interim consolidated financial statements and notes for the three months ended December 31, 2021 are available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the Company’s website at www.alithya.com. Shareholders may, upon request, receive a hard copy of these documents free of charge.
|8